EXHIBIT 21.01

CSG Systems International, Inc.

Subsidiaries of the Registrant

As of December 31, 2009

Subsidiary	State or Country of Organization

ComTecnet, Incorporated	New Jersey
DataProse, Inc.	California
CSG Systems, Inc.	Delaware
CSG Services, Inc.	Delaware
CSG Interactive Messaging, Inc.	Delaware
CSG International Holdings, LLC	Delaware
CSG Media, LLC	Delaware
Telution, Inc.	Delaware